Exhibit 5.1

February 26, 2015

AMAG Pharmaceuticals, Inc.

1100 Winter Street

Waltham, MA 02451

Re:          Securities Registered under Registration Statement on Form S-3

Ladies and Gentlemen:

Reference is made to our opinion letter dated February 24, 2015 and included as Exhibit 5.1 to the automatic shelf registration statement on Form S-3ASR (File No. 333-202252) (the “Registration Statement”) filed on February 24, 2015 by AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement became effective under the Securities Act upon filing on February 24, 2015.  We are delivering this supplemental opinion letter in connection with the prospectus supplement (the “Prospectus Supplement”) filed on February 26, 2015 by the Company with the Commission pursuant to Rule 424(b)(5) under the Securities Act.  The Prospectus Supplement relates to the offering by the Company of up to 4,573,862 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”) and the associated rights to purchase preferred stock (the “Rights”) of the Company pursuant to that certain Rights Agreement, dated as of September 4, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (as amended, the “Rights Agreement”) covered by the Registration Statement.  The Shares are being sold to the Underwriters named in, and pursuant to, an Underwriting Agreement between the Company and such Underwriters, dated February 25, 2015 (the “Underwriting Agreement”).  We understand that the Shares are to be offered and sold in the manner described in the Prospectus Supplement.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion set forth below.  We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Delaware General Corporation Law (which includes reported judicial decisions interpreting the Delaware General Corporation Law).

In rendering this opinion, we have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company (the “Board”) have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this opinion addresses corporate procedures in connection with the issuance of the Rights associated with the Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

Based on the foregoing, we are of the opinion that the Shares and associated Rights have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement.  In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP